BRG BLUEROCK RESIDENTIAL GROWTH REIT™

Issuer Free Writing Prospectus, dated June 2, 2017
Filed Pursuant to Rule 433

Relating to Prospectus Supplement dated February 24, 2016
to Prospectus dated December 19, 2014
Registration No. 333-200359

Redeemable Preferred Stock & Warrants

6% Annual Dividend Rate* PAID MONTHLY

Senior Position TO THE PUBLICLY-TRADED COMMON STOCK

Growth Potential WITH BRG WARRANT

PRICE PER INVESTMENT UNIT: $1,000 ($5,000 minimum investment)
$150,000,000 Redeemable Preferred Stock & Warrants Offering

To obtain a Prospectus, contact:
Austin Dutton
267.247.5190
adutton@austindutton.com
171 S. Main Street | Doylestown, PA 18901

Securities offered through Newbridge Securities Corp. Member FINRA and SIPC. Investment Advisory Services offered through Newbridge Financial Services Group, Inc. an SEC Registered Investment Adviser. Office of Supervisory Jurisdiction | 5200 Town Center Circle, Tower One, Suite 306 | Boca Raton, FL 33486 | 877-447-9625 (Toll-Free) | 954-334-3450 (Phone) | 954-489-2390 (Fax)

Austin Dutton, Bridge Valley Financial Services, LLC and Newbridge Securities Corporation are not affiliated with Bluerock Real Estate or the Bluerock Residential Growth REIT.

NYSE

Russell Indexes
Included in both the Russell 2000 & 3000 Indexes

Bluerock Residential Growth REIT ("BRG") is a publicly traded, NYSE MKT listed real estate investment trust (REIT) that acquires well-located, Class A apartment properties in growth markets across the United States. With over 9,700+ units and approximately $1.35 billion in property assets, BRG seeks to maximize returns through investments where we believe we can drive substantial growth in funds from operations and net asset value.

The security investment described herein relates solely to BRG's Series B Preferred Stock, a non-traded security of BRG which has not been listed on the NYSE MKT. The risks and rewards of investing in the Series B Preferred Shares are separate and distinct from an investment in BRG's common stock listed on the NYSE MKT. This is neither an offer to sell nor a solicitation of an offer to buy the securities described herein. An offering is made only by the prospectus. This sales and advertising literature must be read in conjunction with the prospectus in order to understand fully all of the implications and risks of the offering of securities to which it relates. A copy of the prospectus must be made available to you in connection with this offering. Neither the Attorney-General of the State of New York nor any other State regulators have passed on or endorsed the merits of this offering. Any representation to the contrary is unlawful.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877.826.2583.

* Dividends have been paid on our Class A and Class B common stock since May 5, 2014 through the year ended December 31, 2016. Such dividends have been declared monthly and paid on a quarterly basis at a quarterly rate of $0.29 per share, which represents an annualized dividend yield of 8.45% based on the closing price of $13.72 for the Company's Class A common stock as of the close of trading on December 31, 2016 (which yield is subject to change). From May 5, 2014 through December 31, 2016, we have paid total common stock dividends, including dividends reinvested through our dividend reinvestment plan, of $49,919,111, approximately 31% of which were paid from sources other than cash flows from operations, including from the proceeds of our equity offerings. In addition, the Company has issued Series A preferred stock, Series B preferred stock, Series C preferred stock and Series D preferred stock. The Series A preferred stock carries an 8.25% stated dividend rate, the Series B preferred stock carries a 6.00% stated dividend rate, the Series C preferred stock carries a 7.625% stated dividend rate and the Series D preferred stock carries a 7.125% stated dividend rate. From May 5, 2014 through December 31, 2016, we have paid total preferred stock dividends of $9,663,797, all of which were paid from cash flows from operations.

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BLUEROCK®
712 Fifth Avenue | 9th Floor | New York, NY 10019